Exhibit 99.53

PRESS RELEASE

Trading Symbol: SVM.TO	June 25, 2007

SILVERCORP RECEIVES US$11.264 MILLION DIVIDEND PAYMENT AND
FAVORABLE INCOME TAX HOLIDAY RULING FOR ITS YING SILVER
PROJECT, CHINA

VANCOUVER, British Columbia - June 25, 2007 - Silvercorp Metals Inc. (the "Company") announces that it has received a notification from the Chinese tax authorities which confirms that the Company's 77.5% subsidiary company, Henan Found Mining Co. Ltd. ("Henan Found"), is a qualified Foreign Investment Enterprise that can enjoy a zero income tax rate for its first two years from its first year of recording a profit, and a 15% th income tax rate for the 3rd to 5th year.

The Chinese tax authorities have also accepted annual income tax filing by Henan Found that 2006 calendar year is the first year of its profitability. Accordingly, Henan Found's income tax holiday starts from the 2006 calendar year, instead of 2005 calendar year as the Company has conservatively provided for in its Audited Annual Financial Statement for the fiscal year ended March 31, 2007 (see June 10, 2007 Company Press Release). As a result, the $1,623,286 income tax provision recorded for the Company's fourth quarter in the Audited Financial Statement for the year ended March 31, 2007 will be adjusted as a credit in the Company's first quarter financial statement ending June 30, 2007.

As Henan Found's 2007 calendar year will be the second year of zero income tax and therefore no income tax provision on this operation will be required for the Company's first to third quarters financial statements of fiscal year ending March 31, 2008.

Based on its 2006 calendar year income tax filings, Henan Found's net distributable profit is RMB¥131,347,992 after compensating for its 2005 calendar year loss. Henan Found's Board of Directors has decided to distribute RMB¥111,000,000 as a dividend to its shareholders, representing a payout of 84.5%. The balance of net distributable profit will be allocated to Henan Found's three funds: Enterprise Reserve Fund; Enterprise Development Fund; and, its Employee's welfare and bonus fund.

The Company has received its share (77.5%) of dividend payment of RMB¥86,025,000 or USD$11,263,945 and has set a precedent in repatriating its profit earned from a mining operation in China.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the

Company's main mining operations are the Ying Silver-Lead-Zinc mine ("Ying Silver Project") and the Hou-Ping Gou Silver-Gold-Lead-Zinc mine ("HPG Project"), owned through its 77.5% and 70% Chinese subsidiary companies, respectively.

The Company's common shares are the components of the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.